Filed pursuant to Rule 253(g)(1)

File No. 024-11355

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED MARCH 26, 2021

(TO THE OFFERING CIRCULAR DATED MARCH 9, 2021 AND QUALIFIED ON MARCH 24, 2021)

WINNERS, INC.

(Exact name of registrant as specified in its charter)

Date: March 26, 2021

Nevada	7990	26-0764832
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1189 North Center Drive, Suite 100 #179

Las Vegas, NV 89144

Telephone: (954) 908-3366

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Winners, Inc. (the "Company," "we," "us," or "our") dated March 9, 2021 and qualified by the Commission on March 24, 2021 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.05 per share. We will have approximately 284,579,250 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED MARCH 26, 2021

UP TO A MAXIMUM OF 100,000,000 SHARES OF COMMON STOCK

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.05	NONE	Up to Maximum of $5,000,000